Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-30

Supplement to Prospectus Supplement dated October 26, 2006 to Prospectus Dated October 6, 2006

$1,371,472,000
(Approximate)

Mortgage Pass-Through Certificates, Series 2006-9F

GSR Mortgage Loan Trust 2006-9F
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

U.S. Bank National Association
Trustee

Bank of America, National Association
Countrywide Home Loans Servicing LP
National City Mortgage Co.
PHH Mortgage Corporation
SunTrust Mortgage, Inc.
Washington Mutual Bank
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated October 26, 2006 (the "Prospectus Supplement") to the prospectus dated October 6, 2006 (the "Prospectus") relating to the GSR Mortgage Loan Trust 2006-9F Mortgage Pass-Through Certificates, Series 2006-9F. This Supplement supersedes in its entirety the supplement to the Prospectus Supplement dated December 11, 2007.

Capitalized terms used, but not defined, in this supplement shall have the meanings given to them in the Prospectus Supplement.

•	The following Risk Factor is added to the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation.  A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on

(continued on following pages)

Goldman, Sachs & Co.
The date of this supplement is June 13, 2008

residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans. This has resulted in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of many loan originators, primarily in the subprime, Alt-A and other nonprime sectors.  In some other cases, such deterioration has caused certain loan originators to cease operations. For recent developments regarding Countrywide Home Loans, Inc., one of the loan sellers, and its affiliates, see "Recent Developments in Respect of Countrywide" below. For recent developments regarding National City Corporation, the indirect parent company of National City Mortgage Co., one of the loan sellers, see “Recent Developments in Respect of National City Corporation” below.  For recent developments regarding Washington

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Mutual, Inc., an affiliate of one of the loan sellers, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, some sources have reported that default rates on prime mortgage loans, Alt-A and other nonprime mortgage loans have recently increased above historical levels.

In response to the deterioration in the performance of subprime, Alt-A, other nonprime mortgage loans and prime mortgage loans, the rating agencies have taken action with respect to a number of subprime, Alt-A and prime mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A, other nonprime securitizations and prime securitizations in response to either the deteriorating delinquency, default and loss rates on mortgage loans or the perception that such deterioration may occur in the future.

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A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See "Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower's mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

•
The Risk Factor entitled "Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns" on pages S-22 – S-23 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any originator or servicer that impairs the issuing entity's ability to realize on those mortgage loans.  See "Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" in this prospectus supplement.

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•
The Risk Factor entitled "The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates" on page S-30 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through the Sponsor's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial primary servicers as a result of a servicer's termination due to an inability to adequately service associated with such servicer's recent financial difficulties or due to the occurrence of unremedied events of default in a servicer's performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually

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occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding  Countrywide Home Loans Servicing LP, one of the servicers, and its affiliates, see "Recent Developments in Respect of Countrywide" below. For recent developments regarding National City Corporation, the indirect parent company of National City Mortgage Co., one of the servicers, see “Recent Developments in Respect of National City Corporation” below.  For recent developments regarding Washington Mutual, Inc., an affiliate of one of the servicers, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.  For recent development regarding PHH Mortgage Corporation, one of the servicers, see “Recent Developments in Respect of PHH Mortgage Corporation” below.

•	The following Risk Factors are added to the Prospectus Supplement:

Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as "predatory lending" practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally

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regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor's credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator's failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors' rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

The applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has

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represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations. In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are "high cost loans," (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as "high cost," "predatory" or "covered" loans under, any other applicable state, federal or local law. In the event of a breach of any of such representations, the applicable loan seller will be obligated to cure such breach or repurchase the affected mortgage loan, in the manner and to the extent described in the Prospectus Supplement.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosure, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity's ability to realize on the mortgage loans.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan sellers and servicers.  In taking any actions or engaging in other transactions with those originators, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders.  Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage

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loans originated or sold by such originators that are not included in the issuer, and may seek to enforce against such originators any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans.  Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more originators, and may seek to enforce remedies against such originators if an event of default occurs in respect of that financing.  Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any originator, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such originators on behalf of the issuer or with respect to mortgage loans included in the trust fund.

The Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans
Each of the loan sellers has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in "Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans" in this prospectus supplement.

If any of the loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such loan seller would be required to repurchase the defective mortgage loan.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  For recent developments regarding Countrywide Home Loans, Inc., one of the loan sellers, and its affiliates, see "Recent Developments in Respect of Countrywide" below. For recent developments regarding National City Corporation, the indirect parent company of National City Mortgage Co., one of the loan sellers, see

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“Recent Developments in Respect of National City Corporation” below.  For recent developments regarding Washington Mutual, Inc., an affiliate of one of the loan sellers, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

•
Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, as previously supplemented, the following section is added following "Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans":

Recent Developments in Respect of Countrywide

Pursuant to a Form 8-K filed on August 16, 2007 as amended by a Form 8-K/A filed on August 17, 2007 (together, the “August 16th Announcement”), Countrywide Financial Corporation (“Countrywide”), the parent of Countrywide Home Loans Servicing LP, one of the servicers, and Countrywide Home Loans, Inc. (“CHL”), one of the originators, announced that it supplemented its funding liquidity position by drawing on an $11.5 billion credit facility.  According to the August 16th Announcement, Countrywide has accelerated its plans to migrate its mortgage production operations into Countrywide Bank, FSB.

Pursuant to a Form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), Countrywide announced that it received a $2 billion strategic equity investment from Bank of America Corporation (“Bank of America”), a parent of Bank of America, National Association, which was completed and funded on August 22, 2007.  Countrywide stated that Bank of America, N.A. invested $2 billion in the form of a non-voting convertible preferred security yielding 7.25% annually.  According to the August 23rd Announcement, the security can be converted into common stock at $18 per share, with resulting shares subject to restrictions on trading for 18 months after conversion.  Countrywide provided additional detailed information regarding Bank of America’s equity investment pursuant to a Form 8-K filed on August 28, 2007.

On August 24, 2007 Fitch, Inc. (“Fitch”) downgraded CHL’s primary servicer rating for Alt-A and subprime products from RPS1 to RPS1-.  Fitch also placed the servicer ratings of CHL on Rating Watch Evolving.  Fitch affirmed CHL’s primary servicer rating of RPS1 for prime product.

In a statement made on September 27, 2007 (the “September 27th Statement”) Moody's Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of CHL as a primary servicer of prime loans.  In addition, Moody's has downgraded CHL's servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from “SQ1”.  Moody's has also placed these ratings on review for possible further downgrade.  In the September 27th Statement, Moody's also assigned the above ratings to Countrywide Home Loan Servicing, LP.

On November 9, 2007, Countrywide filed its Quarterly Report on Form 10-Q for the nine-month period ending September 30, 2007 (the “Quarterly Report”).  In the Quarterly Report, Countrywide disclosed, among other things, the following:

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•	As of September 30, 2007, it was fully drawn on all of its revolving credit facilities.

•
Disruption in the capital markets during the third quarter of 2007 caused a severe lack of liquidity for non-agency loans held for sale and mortgage-backed securities, which resulted in losses on the sale or write-downs of such loans and securities that aggregated to approximately $1.0 billion in the third quarter of 2007.

•
Marketplace concerns about the credit performance of securitized mortgage loans and the worsening credit performance of Countrywide’s mortgage loans influenced its results for the nine-month period ending September 30, 2007.  Countrywide recorded a net loss of $1.2 billion for the quarter ended September 30, 2007 and a net loss of $281.6 million for the nine-months ended September 30, 2007.

Pursuant to a Form 8-K filed on January 11, 2008 (the “January 11th Announcement”) Bank of America Corporation and Countrywide announced that it had entered into a definitive agreement providing for the purchase of Countrywide and its subsidiaries (which include the Servicer, Countrywide Home Loans Servicing LP) by Bank of America Corporation.  The merger is subject to customary closing conditions, including regulatory and Countrywide stockholder approvals.  No assurance can be given that the necessary approvals will be obtained, that the conditions to closing will be satisfied or that the transaction will close.

In a statement made on February 4, 2008, Standard and Poor's Ratings Services (“S&P”) announced that it had placed its “Strong” residential loan, subprime, subordinate-lien, and special servicer rankings assigned to CHL on “CreditWatch with negative implications”. S&P stated that the “CreditWatch” placements reflect increased scrutiny of the company's servicing practices by various Federal and state enforcement agencies including the office of the U.S. Trustee and the office of the Florida Attorney General.

Pursuant to an annual report on Form 10-K (the “Annual Report”) filed by Countrywide on February 29, 2008, Countrywide stated that various lawsuits alleging claims for derivative relief on behalf of Countrywide and securities, retirement plan, and other class action suits have recently been brought against it and certain current and former officers, directors and retirement plan administrators in either federal district court in Los Angeles, California, or state superior court in Los Angeles, or state court in Delaware.  In the Annual Report, Countrywide stated that among other things, these lawsuits allege breach of state law fiduciary duties and violation of the federal securities laws and the Employee Retirement Income Security Act of 1974 (“ERISA”).  Countrywide stated that these cases allege, among other things, that Countrywide did not disclose complete and accurate information about mortgage lending practices and financial condition.  Countrywide stated that shareholder derivative cases brought in federal court are brought on Countrywide's behalf and do not seek recovery of damages from Countrywide.

In the Annual Report Countrywide stated that two consolidated cases alleging claims for derivative relief on behalf of Countrywide are also pending in federal district court in Delaware, and allege, among other things, that certain of Countrywide's proxy filings contain incorrect statements relating to the compensation of the Chief Executive Officer.

In the Annual Report Countrywide stated that various class action lawsuits relating to the proposed merger with Bank of America have been filed in the state courts of California and Delaware on behalf of a proposed class of shareholders against Countrywide, Countrywide's directors and Bank of America.  Countrywide stated that the class action lawsuits filed in state

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court in California have been removed to federal court in Los Angeles and that these lawsuits allege that Countrywide's directors breached their fiduciary duties to Countrywide's shareholders by entering into the merger agreement with Bank of America and that Bank of America allegedly aided and abetted those alleged breaches.  Countrywide stated that, similarly, the plaintiffs in the shareholder derivative lawsuits brought in California state and federal court recently have amended their complaints to add similar class action allegations relating to the proposed merger with Bank of America.

In the Annual Report Countrywide stated that it is difficult to predict the resulting outcome of these proceedings, particularly where investigations and proceedings are in early stages.  Countrywide stated that given the inherent difficulty in predicting the outcome of legal proceedings, Countrywide cannot estimate losses or ranges of losses for legal proceedings where there is only a reasonable possibility that a loss may be incurred, such as those discussed in the two immediately preceding paragraphs.  Countrywide stated that it provides for potential losses that may arise out of legal proceedings to the extent such losses are deemed probable and can be estimated.  Countrywide stated that although the ultimate outcome of the legal proceedings discussed above cannot be ascertained at this time, Countrywide believes that any resulting liability will not materially affect the consolidated financial position; such resolution, however, could be material to operating results for a particular future period depending upon the outcome of the proceedings and the operating results for a particular period.  Countrywide stated that its assessment is based, in part, on the existence of insurance coverage.

In an Amendment No. 1 on Form S-4/A to Form S-4 of Bank of America filed on March 27, 2008 (the “March 27th Announcement”), Bank of America disclosed in a draft letter to Countrywide’s shareholders (the “Preliminary Proxy Statement”) that on January 11, 2008 Countrywide and Bank of America Corporation announced a business combination in which Countrywide would merge with a subsidiary of Bank of America. The Preliminary Proxy Statement further provides that if the merger is completed, each Countrywide’s shareholder will have a right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide’s common stock it holds immediately prior to the merger.  The value of the merger consideration will fluctuate with the market price of Bank of America common stock.  The Preliminary Proxy Statement provides that the merger cannot be completed unless Countrywide’s common stockholders approve the merger agreement and that Countrywide’s board of directors unanimously recommends that Countrywide’s stockholders vote for approval and adoption of the merger agreement.  In addition, it is provided in the Preliminary Proxy Statement, among other things:

•
that Bank of America, Countrywide and Countrywide’s directors and officers are named parties to a number of pending legal actions relating to the merger in California and Delaware state and federal courts;

•	that the shares of Bank of America common stock to be received by Countrywide stockholders as a result of the merger will have different rights from the shares of Countrywide common stock;

•	that the board of directors of Bank of America met and approved the proposed transaction;

•	that regulatory approvals are required to complete the transactions contemplated by the merger agreement, including approvals from the Federal

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Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities; and

•
that the respective obligations of Bank of America and Countrywide under the merger agreement are subject to the fulfillment or waiver of certain other conditions set forth in the Preliminary Proxy Statement.

In a statement made on May 5, 2008 (the “May 5th Statement”) Fitch announced it has placed all ratings of Countrywide on Rating Watch Evolving, removing them from Rating Watch Positive. The May 5th Statement provides that the Rating Watch Evolving reflects further disclosure surrounding Bank of America's treatment of Countrywide debt following the acquisition. The statement indicates that while Fitch continues to believe that bank of America’s acquisition of Countrywide will likely close, the rating action considers uncertainty over the transaction's final structure.

The May 5th Statement indicates that as disclosed in Bank of America’s amended S-4 filed on May 1, 2008, Bank of America left open the possibility that any remaining Countrywide debt could remain obligations of Countrywide and not of Bank of America. Further, the statement indicates that Bank of America made no assurances that such debt would be redeemed, assumed or guaranteed. The May 5th Statement provides that any structure that does not result in Bank of America’s full support of Countrywide could result in some or all Countrywide ratings being notched below those of Bank of America, with the potential for significant notching, including Countrywide debt being downgraded below its current level. Conversely, the statement provides, depending upon the ultimate structure, some or all of Countrywide's ratings could be equalized with Bank of America ratings. The May 5th Statement indicates that Bank of America is currently rated AA/F1+, Rating Watch Negative by Fitch.

The May 5th Statement further indicates that Countrywide's ratings had been on Rating Watch Positive pending the acquisition of Countrywide by Bank of America, announced in January 2008. The statement also provides that since January 2008, Bank of America has repeatedly indicated its expectation that the transaction will be completed and Fitch continues to believe that the probability that the transaction is completed remains extremely high. However, the May 5th Statement indicates, Bank of America has been unusually silent regarding the ultimate structure of the transaction.

The May 5th Statement indicates that Countrywide's results have deteriorated further as the residential mortgage sector continues to weaken. The May 5th Statement provides that given Countrywide's operating difficulties and the stressed environment, Countrywide's ratings would likely be downgraded absent the capital and liquidity support already provided by Bank of America, and more likely still if the merger is not consummated.

Recent Developments in Respect of National City Corporation

Pursuant to a Form 8-K filed on April 23, 2008 (the “April 23rd Announcement”), National City Corporation (“NCC”), the indirect parent company of National City Mortgage Co., announced that it entered into investment agreements with Corsair Capital LLC (“Corsair”) and other qualified institutional buyers and accredited investors for the purposes of a capital investment for the approximate amount of $7 billion through the direct sale of NCC equity securities to such investors.  According to the April 23rd Announcement, NCC sold to the investors 126.2 million shares of voting common stock at a purchase price of $5 per share and 64,690 shares of non-voting preferred stock that can be converted into common stock at an

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initial conversion price of $5 per share, subject to adjustment, at a purchase price of $100,000 per share.  Additionally, as part of the investment agreement with Corsair, Corsair will have the right to nominate one director to NCC’s board of directors.  According to the April 23rd Announcement, NCC has also issued warrants with a five year term to Corsair and other investors under their respective investment agreements, which, upon obtaining certain approvals, will become exercisable to purchase approximately 62 million shares of NCC common stock in the aggregate.  The securities sold to Corsair and several of the securities sold to other investors are subject to trading restrictions.

Recent Developments in Respect of Washington Mutual, Inc.

Pursuant to a Form 8-K filed on December 10, 2007 (the “December 10th Announcement”), Washington Mutual, Inc. (“WaMu”) announced a major restructuring of its home loans business, including closing its subprime mortgage origination business and 190 of its 336 loan centers and sales offices, and laying off more than 3,000 employees.

In the December 10th Announcement, WaMu also announced that, in connection with its restructuring, it would incur certain restructuring charges, and that it intended to raise additional capital by issuing convertible preferred stock.

Pursuant to a Form 8-K filed on April 9, 2008 (the “April 9th Announcement”) WaMu announced plans to further its retail-focused strategy by, among other things, closing all of its freestanding home loan offices, and exiting wholesale lending — its loan broker channel.  In the April 9th Announcement, WaMu  further announced that it expects the closures of its freestanding home loan offices and wholesale channel to be completed by the end of the second quarter of 2008.

In a Form 8-K filed on April 11, 2008, WaMu announced that it entered into an Investment Agreement, dated as of April 7, 2008 with investment vehicles managed by TPG Capital, and Purchase Agreements also dated as of April 7, 2008 with qualified institutional buyers and institutional accredited investors, pursuant to which WaMu raised in the aggregate approximately $7 billion through direct sales to such investors of equity securities of WaMu.

Recent Developments in Respect of PHH Mortgage Corporation

On October 2, 2007, PHH Mortgage Corporation’s servicer quality ratings of RPS1- assigned to it by Fitch, as RMBS Primary Servicer of Prime, Alt-A and Home Equity mortgage loans, has been placed on Rating Watch with an outlook of Rating Watch Negative.

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